EXHIBIT 12.2

The PNC Financial Services Group, Inc. and Subsidiaries

Computation of Ratio of Earnings to Fixed Charges and Preferred Stock Dividends (1)

	Year Ended December 31
Dollars in millions	2016		2015		2014		2013		2012
Earnings
Pretax income from continuing operations before adjustment for noncontrolling interests in consolidated subsidiaries or income or loss from equity investees	$4,642		$4,860		$4,993		$5,148		$3,594
Add:
Distributed income of equity investees	324		310		275		242		216
Fixed charges and preferred stock dividends excluding interest on deposits	1,300		1,134		1,091		1,028		1,125
Less:
Noncontrolling interests in pretax income of subsidiaries that have not incurred fixed charges	84		93		96		112		137
Interest capitalized			1		1
Preferred stock dividend requirements	322		338		357		364		272

Earnings excluding interest on deposits	5,860		5,872		5,905		5,942		4,526
Interest on deposits	430		403		325		344		386

Total earnings	$6,290		$6,275		$6,230		$6,286		$4,912

Fixed charges and preferred stock dividends
Interest on borrowed funds	$830		$640		$581		$516		$696
Interest component of rentals	147		153		152		148		145
Amortization of notes and debentures	1		2						12
Interest capitalized			1		1
Preferred stock dividend requirements	322		338		357		364		272

Fixed charges and preferred stock dividends excluding interest on deposits	1,300		1,134		1,091		1,028		1,125
Interest on deposits	430		403		325		344		386

Total fixed charges and preferred stock dividends	$1,730		$1,537		$1,416		$1,372		$1,511

Ratio of earnings to fixed charges and preferred stock dividends
Excluding interest on deposits	4.51	x	5.18	x	5.41	x	5.78	x	4.02	x
Including interest on deposits	3.64	x	4.08	x	4.40	x	4.58	x	3.25	x

(1)	As defined in Item 503(d) of Regulation S-K.